Exhibit 12.1

Ratio of earnings to fixed charges

	Successor	Predecessor
	February 26 through September 30, 2008	October 1, 2007 through February 25, 2008	Fiscal years ended September 30,
			2007	2006	2005	2004
Earnings:
Income (loss) before income taxes	(307,004)	29,167	107,032	57,385	34,838	70,981
Add: Fixed charges (per below)	41,386	330	5,046	7,130	6,986	7,123
Total earnings / loss	(265,618)	29,497	112,078	64,515	41,824	78,104
Fixed charges:
Interest expense	35,658	14	2,870	5,416	5,542	5,614
Amortization of original issuance discount	978	—	—	—	—	—
Amortization of deferred debt issuance costs	4,201	—	1,475	1,117	1,100	1,144
Interest included in rental expense	549	316	701	597	344	365
Total fixed charges	41,386	330	5,046	7,130	6,986	7,123
Ratio of earnings to fixed charges (1):	(6.42)	89.49	22.21	9.05	5.99	10.97

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor, which we deemed to be 30%, is included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $307.0 thousand for the seven month period ended September 30, 2008.